FILE NO. 82-34958

**Raiffeisen INTERNATIONAL**
*Member of RZB Group*

RECEIVED


Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089


Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

07024428

SUPPL

11th June 2007

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 14th May 2007.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

PROCESSED
JUN 19 2007
THOMSON
FINANCIAL

6/14

Alisdair Swanney
Investor Relations

Vienna, 5 June 2007

# Raiffeisen International: Annual General Meeting decides on an almost 60 per cent higher dividend

## Shareholders accept proposal for a dividend of 0.71 euros per share.

The Annual General Meeting of Raiffeisen International Bank-Holding AG, held today at the Austria Center Vienna, agreed on a dividend of 0.71 euros per share for the 2006 financial year. Compared to the previous year, this amount is an increase of 26 cents or 58 per cent per share. The dividend payout amounts to a maximum of 101.4 million euros. The ex-dividend date is 13 June 2007, as of which the dividend will also be paid.

"With a market capitalization of almost 16 billion euros, Raiffeisen International is today among the 500 largest and most valuable listed companies in the world. Prior to our going public, even optimistic market observers would not have expected such a development. This supports our original statement that the Raiffeisen International share is headed for growth," commented Herbert Stepic, Raiffeisen International's Chairman of the Managing Board.

The company's success – achieved not only in recent years – is also corroborated by the development of its share price. After experiencing a more than 70 per cent increase in 2005, the share recorded a profit gain of 108 per cent in 2006. As a result, the Raiffeisen International share was not only the most successful one in the ATX but also in the Dows Jones Euro STOXX Banks.

As at last year's meeting of shareholders, which was one of the biggest in Austria's more recent capital-market history, a large number of visitors also attended this year's general meeting. The shareholders among the roughly 600 participants took the opportunity to exchange information and to exercise their voting rights.

The shareholders agreed on an adjustment of the nominal capital from company funds from 931,108.69 euros to 435,448,500.00 euros. The objective of this capital adjustment – implemented by re-transferring committed capital reserves and not by issuing new shares – is to smooth out the pro-rata shares in the nominal capital.

Moreover, the shareholders' meeting resolved to authorize the Managing Board to acquire own shares up to a maximum of ten per cent of the company's nominal capital. Should the

Managing Board make use of this authorization, the shares would primarily be obtained for the Share Incentive Program for the Management of Raiffeisen International.

For further information please contact:

Susanne Langer
Vice President Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna

Investor Relations Release



Raiffeisen INTERNATIONAL
Member of RZB Group

Vienna, 16 May 2007

# Raiffeisen closes benchmark securitisation in Russia

- **400 million US-dollar auto loan securitisation successfully placed**
- **Best ever rating and capital structure for a Russian Auto ABS transaction**
- **Extremely well-priced: 95 basis points above LIBOR for the senior tranche**
- **Underlines Raiffeisen's strong origination position in Russia**

Today, a securitisation of auto loans in the amount of 400 million US-dollars, originated by ZAO Raiffeisenbank Austria, the Russian subsidiary of Raiffeisen International, has successfully been placed with international investors. Under the transaction which has been arranged by JPMorgan and Raiffeisen Zentralbank Österreich, Raiffeisenbank has sold a portfolio of auto loans to a special-purpose entity named ROOF Russia S.A.. ROOF Russia will fund the purchase amongst others from the proceeds of a series of asset-backed secured floating rate notes. These notes, which represent different risk classes, have been rated by Moody's Investor Service and Fitch Ratings.

The most senior tranche reflects in total 89.3 per cent of the portfolio and has received A3/A-minus Ratings by Moody's and Fitch respectively. So far, Russian asset backed securities (ABS) transactions have only achieved ratings in the Single-A area. Its overall rating structure places the transaction amongst the highest ever publicly rated securitisation transactions undertaken in Russia and is reflective of Raiffeisenbank's robust underwriting standards and, generally, of its strong market position in the increasingly competitive Russian consumer finance market. The high quality of the underlying assets is also reflected in the very competitive spread of the Class A-Notes of 95 basis points above LIBOR (London Interbank Offered Rate).

"This deal marks one of the largest ABS transactions in Russia to date. The asset quality, rating and pricing structure clearly give this transaction benchmark status", said Patrick Butler, Member of the Managing Board of RZB responsible for Treasury and Investment Banking. "95 basis points over LIBOR represents the tightest pricing so far achieved in this sector – reflecting growing investor demand."

The legal final maturity of the transaction is 10 years. The securitised auto loans are US dollar-denominated and carry fixed rates of interest. All auto loans are amortising and are granted to middle and high-income borrowers for the purchase of new non-Russian vehicles.

The transaction marks Raiffeisen's successful entry into the international asset backed securities market as a source of competitive funding and will support the further expansion of Raiffeisenbank's activities in the Russian market. "We actively manage our risk exposure to retail clients in the region. Our ability to place certain portfolio risks to specialised investors participating in the transaction allows us to further improve the effectiveness of our lending strategy ", said Martin Grüll, CFO of Raiffeisen International.

**Strong position on Russian consumer banking market**

Raiffeisen International Bank-Holding AG, part of RZB Group, is the largest foreign banking group in Russia according to Interfax's Centre for Economic Analysis (Interfax-CEA). Raiffeisen International, represented in Russia by Raiffeisenbank Austria and Impexbank, is the seventh-largest bank in Russia in terms of total assets, Interfax-CEA reported, citing data from 1 January 2007, based on Russian Accounting Standards. Total assets of both banks amounted to over 287.5 billion rubles (7.8 billion euros)*.

Together, Raiffeisenbank and Impexbank are ranked 3rd in Russia in terms of consumer deposit volumes (79.5 billion rubles, approximately 2.2 billion euros)* and 4th in consumer lending (48.6 billion rubles, approximately 1.3 billion euros)*, Interfax-CEA reported. The most significant factor in the business development of Raiffeisen International in Russia is the constant expansion of the sales network, which is spread across the country, providing access to more than 140 million people.

Raiffeisenbank Austria is a universal bank, focussing in equal measure on commercial, retail and investment banking activities. It started operations in 1996 and is ranked 10th in Russia in terms of assets, based on 2006 results (Interfax-CEA). In February 2007, top business magazine Global Finance named the Raiffeisen Group Russia's Best Overseas Bank.

Established in 1993, Impexbank is also a universal bank, and is ranked among the top 30 Russian banks in terms of assets and equity and among the top 10 retail banks. The bank's customers are serviced through 197 business outlets, and about 400 points of consumer lending.

* Exchange rate of the Central Bank of Russia for 1 January 2007: 1 euro = 36.6965 rubles.
All data based on the Russian Accounting Standards.

For further information please contact:

Susanne Langer
Vice President Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna



END